SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH FEBRUARY 05, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	February 05, 2007

TAM incorporates 1st MD-11 into its fleet

Aircraft will be used in Paris route jointly with Airbus A330

São Paulo, February 5, 2007 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM) last weekend incorporated its first aircraft MD-11 into the fleet. This aircraft will operate the flight that goes to Paris jointly with Airbus A330. Currently TAM operates 17 weekly frequencies to the French city with direct flights from Rio de Janeiro (Galeao Airport) and from Guarulhos, in Sao Paulo. Until the end of this quarter the Company will operate all 21 frequencies authorized in the bilateral agreement.

The MD-11 will be triple-class and will have capacity to transport 279 passengers. With this new aircraft, TAM's total fleet reaches 98 aircraft. The Company expects its fleet to achieve 109 airplanes at the end of 2007.

An advantage of this MD-11 operated by TAM is the entertainment system on first and business classes. All video, music and games entertainment are available on PEA (Personal Entertainment Appliance). The entertainment program includes 10 movies, 3 variety channels, 9 games and 100 albums and video clips.

The arrival of the MD-11 is the first step to the acquisition of four new Boeing 777-300ER expected to arrive in 2008 according to the contract that also includes four more options. TAM will receive another two MD-11 until the end of the first half 2007. These aircraft will operate the new route to Milan, as of March 30.

TAM's fleet plan has contracts that still foresee the acquisition of 57 Airbus aircraft to be delivered by 2010. The contracts include the option of an additional 20 aircraft. TAM's strategic plan foresees an operational fleet of 132 Airbus aircraft by the end of 2010.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 49.1% domestic market share and 60.6% international market share at the end of December 2006. TAM operates regular flights to 48 destinations throughout Brazil. It serves 74 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.5 million subscribers and has awarded more than 4 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 05, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.